United States securities and exchange commission logo





                               May 13, 2021

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       Cricket Square
       Hutchins Drive
       P.O. Box 2681
       Grand Cayman KY1-1111
       Cayman Islands

                                                        Re: AMTD Digital Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on April
16, 2021
                                                            CIK No. 0001809691

       Dear Mr. Lo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       General, page i

   1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act,
that you, or anyone authorized to do so on your behalf have presented or expect to present to
potential investors in reliance on Section 5(d) of the Securities Act, whether or not you
retained, or intend to retain, copies of those communications. Please contact John Stickel at
the phone number below to discuss how to submit the materials.
 Mark Chi Hang Lo
FirstName  LastNameMark Chi Hang Lo
AMTD Digital   Inc.
Comapany
May        NameAMTD Digital Inc.
     13, 2021
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2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
3. Please provide information and an analysis under Section 3 of the Investment Company
         Act of 1940 (the    Company Act   ) with respect to whether the
Company is an investment
         company within the meaning of the Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company
         Act, as well as identifying the percentage of the value of the Company s total assets that are "investment securities." As part of your response, please also include an analysis of any exemptions you rely upon, if applicable, or advise. Please note that we may refer your response to the Division of Investment Management for further review. Prospectus Summary, page 1

4. Please define the term "SME clients" when it is first used in this section. Similarly, define the term "KOL influence" on page 113.
5. Please refer to the first full paragraph on page 4. Please revise to explain what is meant by the statement that you have achieved a net margin of 94.5%. Corporate History and Structure, page 5

6. Please briefly discuss your expected relationship with the Controlling Shareholder after the offering and summarize the potential conflicts of interest associated with having a controlling shareholder. In addition, discuss your dual-class stock structure, the fact that your Controlling Shareholder and certain other affiliates beneficially own all of your
         Class B ordinary shares, and the ability for your Controlling Shareholder to control the outcome of matters put to a stockholder vote. Also, expand your disclosure on page 8 to
         clarity whether you plan to rely on the    controlled company
exemptions from certain
         corporate governance requirements.
Implications of Being a Controlled Company, page 8

7. Please disclose the percentage of outstanding shares that Class B shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.
Our business is subject to various cybersecurity and other operational risks, page 26

8. We note that you face various cybersecurity and other operational risks relating to your businesses on a daily basis. As it appears that cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the
         board   s role in overseeing your cybersecurity risk management, the manner in which the
 Mark Chi Hang Lo
FirstName  LastNameMark Chi Hang Lo
AMTD Digital   Inc.
Comapany
May        NameAMTD Digital Inc.
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         board administers this oversight function and any effect this has on
the board   s leadership
         structure.
We have not determined a specific use for a portion of the net proceeds from this offering, page
48

9. For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.
Use of Proceeds, page 51

10. We note the use of proceeds may go towards business expansion and growth. If you have any current plans for acquisitions with the use of proceeds, please disclose that here, or clarify you have no current plans. Refer to Item 504 of Regulation
S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 70

11. We note your disclosure on pages 4, 73 and 119 that for the year ended April 30, 2020, you achieved a net margin of 94.5%. Please revise these disclosures to:

                Describe, or show, how net margin is calculated;
                Disclose how management uses this measure in evaluating the financial performance of the Company;
                Present net interest margin for all periods presented; and Explain any period-to-period changes, or trends, in this measure.
Results of Operations, page 76

12. We note your disclosures beginning on page 77 that the increase in digital financial services segment revenues and profit for the year ended April 30, 2020 was primarily due to an increase in the numbers of customers. Please revise this disclosure to further explain the underlying reasons for the increases in digital financial services revenue and profit, including quantification of the increase in customers disaggregated by type of customer or insurance offering brokered (e.g., Corporate Insurance offered by AMTD Risk Solutions,
         Consumer / SME Insurance offered by PolicyPal, etc.).
13. We note disclosures beginning on page 77 that the increase in SpiderNet ecosystem solutions segment revenues and profit for the year ended April 30, 2020 was primarily due to the expansion of the SpiderNet ecosystem solutions business and an increase in the numbers of customers. Please revise this disclosure to:

                Further explain the key expansion initiatives and the impact of each initiative on the growth of this segment;
                Describe the membership fee scheme (i.e., fee structure), weighted average contract terms, and any period to period changes in the membership fee or contract terms that
 Mark Chi Hang Lo
FirstName  LastNameMark Chi Hang Lo
AMTD Digital   Inc.
Comapany
May        NameAMTD Digital Inc.
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              materially impacted revenues and / or profit;
                Quantify the increase in customers / members, disaggregated by type, if applicable;
              and
                Provide any other information deemed necessary for an understanding of why revenues and profits increased so significantly.

14. We note the detail of your digital investments on page 139 and your disclosure of net investment gains on page 76, which have increased from HK$19.3 million during the fiscal year ended April 30, 2019 to HK$43.6 million during the fiscal year ended April 30,
         2020. Due to the significance of net investment gains to your overall profit, please revise your filing to disclose the purchase price, current carrying value and corresponding investment gains (losses) for each digital investment, for each period presented, accompanied by a discussion of key factors driving any period-to-period fluctuations in gains (losses) associated with each investment.
Revenue from Contracts with Customers
Insurance Brokerage Services, page 83

15. We note your disclosure that commission revenues are usually a percentage of the premium ultimately paid by the customer and generally depends upon the type and amount of insurance, the insurance company partner and the nature of services provided.
         Please revise your disclosure to include a significantly enhanced discussion explaining how the premiums and percentage of premium ultimately paid by the customer are determined accompanied by a discussion of the key factors, including but not limited to those described (i.e., type and amount of insurance, the insurance company partner and the nature of services provided), driving any period-to-period fluctuations or changes in commission revenues. Additionally, please revise your disclosure to discuss any changes in trends that are likely to impact your financial performance.
Business
Our Fusion-In Program, page 115

16. We note your disclosure surrounding the fusion-in program where you make investments in leading digital financial businesses using cash investments combined with an equity swap. Please revise your filing to clearly disclose your accounting policy for fusion-in program investments, including an enhanced understanding of the term
 equity swap   .
         Please also revise your disclosure to incorporate a relevant discussion of those entities that have participated in your fusion-in program, how each of these transactions have been accounted for in your financial statements and to discuss any significant impact to your financial statements as a result of each of these individual investments.
Our Fusion-in Program, page 115

17. We note the disclosures elsewhere that your fusion-in program is your core strategy and
 Mark Chi Hang Lo
FirstName  LastNameMark Chi Hang Lo
AMTD Digital   Inc.
Comapany
May        NameAMTD Digital Inc.
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         the essence of your business model, and that you aim to spin off acquired businesses one by one as they become ready for listing. Please expand your disclosure to provide greater detail about your fusion-in program, such as how you identify businesses or entrepreneurs for the program, which party generally initiates discussions regarding swapping equity interests, what terms and conditions are generally a part of any such transactions, what type of assessment or due diligence is conducted before equity interest exchanges, what role you generally play in the businesses following any such exchanges, and what factors you consider when determining to spin off acquired businesses. Insurance Solutions, page 128

18. We note your disclosure on page 129 describing the various administrative type services that you provide policyholders on behalf of the insurers, including program administration and claims management and on-going client-relationship services. We also note your disclosure on page 130 that PolicyPal manages over US$3 billion insurance coverage to its registered users. Please tell us how you considered whether these post-sale administrative services represent separate performance obligations as stipulated in paragraphs 22 through 30 of IFRS 15.
Technology, page 141

19. We note your disclosure that CapBridge is expected to build upon its blockchain technologies to optimize secondary trading, private equity investments, and securities trading settlements for private companies and funds. We also note your disclosure on page 161 that FOMO Pay Pte. Ltd. has submitted a license application under the PS Act for various payment services, including digital payment token service. Please provide detailed disclosure describing the stage of development of any blockchain technologies or token services. Please also clarify if you will be dependent on another blockchain and consider any risks related to any such reliance. Please also explain if the AMTD
         SpiderNet ecosystem utilizes blockchain. Describe whether the business of any subsidiary or affiliate entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used. We also note that Singa Bank is described as a digital wholesale banking platform, at page 1 and 70. Please clarify if you are referring to online banking or if this also entails digital assets. If applicable, also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.
Principal Shareholders, page 187

20. Please identify the natural persons who have voting or dispositive power with respect to the shares held by Infinity Power Investments Limited and Value Partners Greater China
         High Yield Income Fund.
 Mark Chi Hang Lo
FirstName  LastNameMark Chi Hang Lo
AMTD Digital   Inc.
Comapany
May        NameAMTD Digital Inc.
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Description of Share Capital, page 190

21. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
Governing Law/Waiver of Jury Trial, page 209

22. We note that your heading here references a waiver of jury trial, but there is no discussion of such provisions in the disclosure following the heading. Please provide disclosure in this section regarding the waiver of jury trial provision of your governing documents or agreements, or advise.
Consolidated Financial Statements
Consolidated Statements of Profit or Loss and Other Comprehensive Income, page
F-3

23.      We note the line item titled    net investment gains    on the
Consolidated Statements of
         Profit or Loss and Other Comprehensive Income and the corresponding footnote 8, which
         indicates that the entire amount represents    changes in fair value
on financial assets
         measured at FVTPL   . Please revise the line item on your Consolidated
Statements of
         Profit or Loss and Other Comprehensive Income to    changes in fair
value on financial
         assets measured at fair value through profit or loss    or tell us why
   net investment gains
         is a better representation of this particular line item. Please make corresponding changes throughout the draft registration statement.
4.2 Significant Accounting Policies
SpiderNet Ecosystem Solutions Services, page F-14

24. Please revise your disclosure to include an enhanced discussion of the membership fee scheme (i.e., fee structure) associated with the SpiderNet ecosystem solution services as well as the weighted average contract term.
Notes to Consolidated Financial Statements
23. Reconciliation of Liabilities Arising From Financing Activities, page F-42

25. Please tell us how the amount due from immediate holding company of HK$249,968 and amount amounts due from fellow subsidiaries of HK$3,452,383 are reflected in the reconciliation of liabilities arising from financing activities.

       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters.
 Mark Chi Hang Lo
AMTD Digital Inc.
May 13, 2021
Page 7

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameMark Chi Hang Lo                       Sincerely,
Comapany NameAMTD Digital Inc.
                                                         Division of
Corporation Finance
May 13, 2021 Page 7                                      Office of Finance
FirstName LastName